Exhibit 12.1

SIMON PROPERTY GROUP, INC.
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
Unaudited, (in thousands)

	For the year ended December 31,				
	2012	2011	2010	2009	2008
Earnings:					
Pre-tax income from continuing operations	$1,735,512	$1,257,495	$ 757,845	$ 386,818	$ 608,701
Add:					
Distributions from unconsolidated entities	151,398	112,977	109,050	105,318	118,665
Amortization of capitalized interest	4,535	3,961	3,085	3,897	4,494
Fixed Charges	1,164,543	1,005,008	1,397,478	1,027,322	1,021,699
Less:					
Income from unconsolidated entities	(122,662)	(255,058)	(88,057)	(32,617)	(32,246)
Minority interest in pre-tax (income) loss of subsidiaries that have not incurred fixed charges	(1,286)	(1,249)	(1,066)	3,993	(1,636)
Interest capitalization	(21,145)	(5,815)	(3,715)	(14,502)	(27,847)
Preferred distributions of consolidated subsidiaries	(1,915)	(1,915)	(2,315)	(11,885)	(17,599)
Earnings	$2,908,980	$2,115,404	$2,172,305	$1,468,344	$1,674,231
Fixed Charges:					
Portion of rents representative of the interest factor	14,458	13,752	13,669	8,870	8,783
Interest on indebtedness (including amortization of debt expense)	1,127,025	983,526	1,027,091	992,065	947,140
Interest capitalized	21,145	5,815	3,715	14,502	27,847
Loss on extinguishment of debt	—	—	350,688	—	20,330
Preferred distributions of consolidated subsidiaries	1,915	1,915	2,315	11,885	17,599
Fixed Charges	$1,164,543	$1,005,008	$1,397,478	$1,027,322	$1,021,699
Preferred Stock Dividends	3,337	3,337	6,614	26,309	41,119
Fixed Charges and Preferred Stock Dividends	$1,167,880	$1,008,345	$1,404,092	$1,053,631	$1,062,818
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	2.49x	2.10x	1.55x	1.39x	1.58x

For purposes of calculating the ratio of earnings to fixed charges, the term "earnings" is the amount resulting from adding (a) pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest and (d) distributed income of equity investees, reduced by (a) interest capitalized and (b) the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges. "Fixed charges" consist of (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness and (c) an estimate of the interest within rental expense.

There are generally no restrictions on our ability to receive distributions from our joint ventures where no preference in favor of the other owners of the joint venture exists.

Ratio calculations for years prior to the year ended December 31, 2012 have been revised to conform to the most recent presentation.